Wolters Kluwer

File No. 82-2683

PRESS RELEASE

Contact:

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
[redacted]
com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer to Join the Professionals at Online Information 2005

London, United Kingdom (November 29, 2005) - Wolters Kluwer, a leading publisher and information services company, is participating again at Online Information 2005, the world's largest annual event for the professional information community. This year, Wolters Kluwer is a platinum sponsor, and will showcase an extended family of online information products, services, and content. At its stands (# 150, 154, 190), attendees can view product demonstrations from brand leaders such as Ovid, Lippincott Williams & Wilkins, Adis, Croner, Lamy, Ipsoa, Kluwer and CCH.

"We are pleased to be one of the Platinum Sponsors at Online Information 2005," commented Nancy McKinstry, CEO and Chairman of the Executive Board of Wolters Kluwer. "This is an excellent opportunity for us to meet with Wolters Kluwer's information users and demonstrate how our products can add value to their businesses."

The exhibition and conference kick off at 10:00 a.m. today and run through December 1 at the Olympia Grand Hall in London. Wolters Kluwer staff and representatives will be available for product presentations and hands-on demonstrations. In his moderator presentation on Thursday, December 1, at 9:30 a.m., Gary Foster, President and CEO of Wolters Kluwer Health's Medical Research unit, addresses "From Idea to Reality - the dangers of the current state of portals in the marketplace."

Exhibition and conference attendees can schedule meetings in advance by email at online@wolterskluwer.com or by telephone at +44 (0)207 598 5506.

About Wolters Kluwer

Wolters Kluwer (www.wolterskluwer.com) is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

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